YUKON-NEVADA GOLD CORP. REPORTS A SIGNIFICANT
INCREASE IN RESERVES AT JERRITT CANYON

Vancouver, Canada – March 03, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces that proven and probable reserves at its 100% owned Jerritt Canyon operating gold mine in Elko County, Nevada, estimated at year-end 2007, have increased to 717,300 ounces of gold at a grade of 0.227 ounces of gold per ton (opt) or 7.78 grams of gold per tonne (gpt). These reserves are within a newly estimated measured and indicated resource of 1,961,000 ounces of gold at a grade of 0.239 opt (8.19 gpt). The inferred resource at Jerritt Canyon in addition to this is 520,000 ounces of gold at a grade of 0.224 opt (7.68 gpt). The attached tables summarize reserves and resources by area, the map showing the area locations can be seen on the Company’s web site.

Table 1. JERRITT CANYON RESERVES DECEMBER 2007

Deposit/Mine	PROVEN			PROBABLE			TOTAL
	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Smith	92.5	0.304	28.1	861.6	0.280	241.4	954.1	0.282	269.5
SSX	513.7	0.221	113.4	386.3	0.232	89.7	900.0	0.226	203.0
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation	-	-	-	571.6	0.282	161.3	571.6	0.282	161.3
Wright Window	-	-	-	32.6	0.227	7.4	32.6	0.226	7.4
Sub Total	617.6	0.233	143.7	1,961.0	0.269	527.0	2,578.6	0.260	670.7

Stockpiles	35.9	0.173	6.2	540.8	0.075	40.4	576.7	0.081	46.6

TOTAL	653.4	0.229	149.9	2,501.8	0.227	567.4	3,155.2	0.227	717.3

Jerritt Canyon’s proven and probable reserves at year-end 2006 were 485,700 ounces of gold. These were depleted by approximately 114,700 ounces as a result of mining during 2007. The current reserve therefore represents an addition of 346,300 ounces.

Yukon-Nevada Gold’s President and Chief Executive Officer, Graham C. Dickson, commented, “We are extremely happy that the Jerritt Canyon team has essentially doubled (net of depletion) the mineable reserve. This represents a significant accomplishment in the six months since completion of the merger with Queenstake, which allowed resumption of an aggressive exploration program on the property. This increase in reserve is testimony to the dedication and competence of the Jerritt Canyon operations and exploration staff that through their success in lowering operating costs and discovering new ounces made this significant achievement possible. We fully expect exploration success to continue and for Jerritt Canyon to continue its tradition of over 25 years of replacing and adding to reserves through exploration success”

The 2007 year-end reserve estimate was calculated using a gold price of $580 per ounce, reflecting a three-year average gold price. Two factors led to the significant increase to reserve: exploration success which added approximately 225,000 ounces to measured and indicated resource, and decreases in operating costs at Jerritt Canyon which matched with the increased gold price relative to the 2006 year-end estimate allowed a lowering of cut-off grade used in the estimate. The Smith / Mahala Mine exhibited the most significant increase in reserve compared to a year earlier, followed by the SSX Mine and Starvation Canyon deposit.

Table 2. JERRITT CANYON MEASURED & INDICATED
RESOURCES DECEMBER 2007

Deposit/Mine	MEASURED			INDICATED			MEASURED & INDICATED
	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Murray	156	0.310	48	27	0.269	7	182	0.304	55
Murray Zone 9	-		-	211	0.277	58	211	0.277	58
SSX/Steer	1,815	0.255	462	746	0.269	201	2,561	0.259	663
Smith	588	0.303	178	649	0.256	166	1,237	0.278	344
Smith East	19	0.441	8	1,044	0.284	297	1,062	0.287	305
Saval	12	0.227	3	367	0.253	93	380	0.252	96
Starvation	-		-	697	0.287	200	697	0.287	200
Wright Window	-		-	98	0.156	15	98	0.156	15

Other Resources:
Pit Resources
Burns Basin Pit	-		-	30	0.134	4	30	0.134	4
California Mtn. Pit	-		-	8	0.115	1	8	0.115	1
Coyote Zone 10 Pit	-		-	-		-	-		-
Pie Creek Pit	-		-	190	0.157	30	190	0.157	30
Road Canyon Pit	-		-	149	0.143	21	149	0.143	21
Mill Creek	-		-	78	0.124	10	78	0.124	10
U/G Resources
Burns Basin	-		-	31	0.194	6	31	0.194	6
California Mtn.	-		-	32	0.377	12	32	0.377	12
Coyote Zone 10	-		-	45	0.212	10	45	0.212	10
MCE	-		-	4	0.201	1	4	0.201	1
Waterpipe II	-		-	-		-	-		-
West Mahala	-		-	197	0.218	43	197	0.218	43
Winters Creek	-		-	149	0.218	32	149	0.218	32

Sub Total	2,590	0.270	700	4,753	0.254	1,207	7,343	0.260	1,907

Stockpiles	36	0.173	6	818	0.059	48	854	0.064	54

Total All Sources	2,626	0.269	706	5,571	0.225	1,255	8,197	0.239	1,961

Table 3. JERRITT CANYON INFERRED RESOURCE DECEMBER 2007

Deposit/Mine	INFERRED
	K tons	oz/st	K oz
Murray	90	0.228	21
Murray Zone 9	62	0.209	13
SSX/Steer	959	0.236	227
Smith	534	0.221	118
Smith East	125	0.280	35
Saval	107	0.206	22
Starvation	25	0.252	6
Wright Window	19	0.229	4

Other Resources:
Pit Resources
Burns Basin Pit	-		-
California Mtn. Pit	-		-
Coyote Zone 10 Pit	20	0.104	2
Pie Creek Pit	28	0.142	4
Road Canyon Pit	74	0.131	10
Mill Creek	-		-
U/G Resources
Burns Basin	51	0.228	12
California Mtn.	9	0.330	3
Coyote Zone 10	3	0.184	0
MCE	8	0.189	1
Waterpipe II	37	0.206	8
West Mahala	130	0.206	27
Winters Creek	37	0.199	7

Sub Total	2,320	0.224	520

Stockpiles	-		-

Total All Sources	2,320	0.224	520

Jerritt Canyon resources and reserves were calculated by Messrs. Donald Colli and Robert (Chip) Todd, Manager of Mine Geology and Manager of Technical Services, respectively, under the supervision of Yukon-Nevada Gold’s Executive Vice President – Exploration, Dorian L. (Dusty) Nicol. These individuals are qualified persons as defined by N.I. 43-101. The work has been reviewed and approved by Leah Mach and Landy Stinnet of SRK Consulting (US), Inc. who are the qualified persons for purposes of this news release. SRK Consulting (US), Inc. is preparing a 43-101 Technical Report which will include these results; it is anticipated that this full report will be available and released in April 2008.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Associate Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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